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                          DYNAMICWEB AND eB2B COMMERCE
                           RELEASE MERGER RELATED NEWS

                                    - - - - -
          SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR APRIL 18, 2000

FAIRFIELD, N.J., March 8, 2000 -- DynamicWeb(TM) Enterprises, Inc. (OTC Bulletin
Board: DWEB), a leading provider of Internet business-to-business services that facilitate e-business between buyers and sellers of direct goods, and eB2B Commerce, Inc. (eB2B.com), a premier provider of business-to-business e-commerce solutions, today announced the following:

    DynamicWeb's Board of Directors has set April 18, 2000 as the date for the Special Meeting of Shareholders, and March 21, 2000 as the record date for shareholders entitled to notice of and to vote at the Special Meeting. At the Special Meeting, the shareholders will be asked to approve the merger with eB2B.com and related items.

    The companies have recently agreed to modify the terms of the merger agreement to provide for a fixed exchange ratio of 2.66:1. Accordingly, the Company will issue 2.66 fully-diluted shares of DynamicWeb common stock for each fully-diluted share of eB2B.com common stock.

    eB2B.com has successfully completed the acquisition of Netlan Enterprises, Inc. (Netlan). Over the past 14 years, Netlan has provided computing and business solutions to companies undertaking technology-driven business transformation. Netlan provides both Internet applications development services, as well as computer-based technology training.

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    In connection with the acquisition, the shareholders of Netlan received an aggregate of 122,180 shares of eB2B.com's common stock in exchange for all of the outstanding shares of Netlan stock. "The synergies between eB2B.com and Netlan are clear," said eB2B.com's Chief Executive Officer, Peter J. Fiorillo. "The combination of eB2B.com's business-to-business capabilities with Netlan's application development capabilities give us the technological skills necessary to remain at the cutting edge of B2B solutions within our markets."

    eB2B.com has retained McKinsey & Company to assist with the integration of eB2B.com and DynamicWeb, and to provide guidance toward formulating a unified strategy for the combined company.

    Steve Vanechanos, Jr., the Company's current CEO, has decided not to remain with the combined company as the Chief Technology Officer, as originally anticipated. He will however be retained by the Company as a consultant. In addition, Mr. Vanechanos will not remain as a member of the Board of Directors of the combined company after the merger. "We regret his decision not to stay on as CTO, however, we look forward to his continued


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    involvement with the Company as a consultant. His advice and years of experience should serve the Company well," said Peter Fiorillo, Chief Executive Officer of eB2B.com.

    eB2B.com has appointed Barry Goldstein as Chief Information Officer and Victor Cisario as Chief Financial Officer and Treasurer.

    - Mr. Goldstein joins eB2B.com from Kurt Salmon Associates, where he spent the past two years as a senior manager leading their e-commerce consulting practice with an emphasis on retail clients. Prior to his joining Kurt Salmon Associates, Mr. Goldstein spent eight years with Panasonic Company and served his last three years as Vice President of Information Technology. Mr. Goldstein also worked for Ernst & Young as a Manager in their information technology consulting practice. Mr. Fiorillo commented, "Barry's extensive background in e-commerce operations, specifically his experience in the retail sector, is an excellent fit with our organization." Mr. Goldstein holds a Bachelor of Science degree from Columbia University and an M.B.A. from Harvard University.

    - Mr. Cisario joins eB2B.com from FIND/SVP, Inc., where he spent 4 years holding various positions, most recently as Vice President and Chief Financial Officer. From 1992 to 1995, Mr. Cisario served as director of finance and administration for R.J. Rudden and Associates, an energy industry consulting firm. "I have known Victor for quite a number of years and I am very excited about the skill-sets that he brings to eB2B. His strong track record and deep experience in financial management, information technologies, and sales will serve eB2B.com well," said Mr. Fiorillo. Mr. Cisario received a B.B.A. degree from Hofstra University and is a Certified Public Accountant in New York State.

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ABOUT eB2B.COM

     eB2B.com is a premier developer and operator of business-to-business Internet portals offering manufacturers and retailers the capability to cost-effectively transact business, including ordering, merchandising, inventory management, shipping, billing and customer service. Leveraging best-of-breed technologies and open Internet standards, the company mission is to help businesses optimize procurement and purchasing on the Internet at reasonable cost and with little risk. For more information on eB2B.com, visit http://www.eb2b.com.

ABOUT DYNAMICWEB ENTERPRISES

     DynamicWeb Enterprises, Inc. is a leading provider of business-to-business e-commerce services that link buyers and sellers of direct goods. The company's Internet and outsourcing services are focused on trading partner connectivity and buyer/seller productivity solutions that facilitate e-business transactions, increase customer satisfaction and improve productivity within a business trading community. For more information, visit www.dynamicweb.com.